April 18, 2019

Micha Kaufman
Chief Executive Officer
Fiverr International Ltd.
8 Eliezer Kaplan St.
Tel Aviv 6473409, Israel

       Re: Fiverr International Ltd.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted April 5, 2019
           CIK No. 0001762301

Dear Mr. Kaufman:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 28, 2019 letter.

Amendment No. 2 to Draft Registration Statement

Prospectus Summary, page 1

1. Please revise to include the definitions of transaction fee and service fee that you provide in response to prior comment 2.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Buyer Acquisition Strategy, page 60

2. We note your response to prior comment 3. Please revise your disclosures to indicate that
       tROI is actively used by management in making day-to-day operational decisions, and include a discussion of why fixed costs are considered separately from performance marketing investments in the tROI calculation. In addition, please state, as you have
 Micha Kaufman
Fiverr International Ltd.
April 18, 2019
Page 2
       indicated in response to prior comment 4, that there are no material subsequent marketing costs incurred to grow and maintain the cohort group.
Liquidity and Capital Resources, page 67

3. We note your revised disclosures in response to prior comment 5. However, the reasons for the underlying changes in your trades payable and user accounts remain unclear.
       Please revise accordingly.
Notes to Consolidated Financial Statements
p. User funds and user accounts, page F-13

4. We note your response to prior comments 6 and 7. It remains unclear why you believe your intent with regard to these funds changed in 2018 given that you are contractually obligated to remit funds collected from the buyers to the sellers regardless of where such funds are held. Please tell us how you determined that a change in where the cash is held changed your intent. Please also revise to disclose the following:

           The contractual restrictions placed on these funds through your arrangements with buyers and sellers; and
           Any contractual or other restrictions imposed by the third party payment provider.

       Refer to Article 5-02(1) of Regulation S-X.
        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney at (202) 551-3456 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.



                                                            Sincerely,

FirstName LastNameMicha Kaufman                             Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameFiverr International Ltd.
                                                            and Services
April 18, 2019 Page 2
cc:       Marc D. Jaffe
FirstName LastName